Exhibit 4.51
VillageEDOCS, Inc.

PROMISSORY NOTE

April 20, 2010
$200,000.00	Santa Ana, California

FOR VALUE RECEIVED, the undersigned, VillageEDOCS, Inc. (the “Maker”), hereby promises to pay to the order of C. Alan Williams and Joan P. Williams, Community Property (together, the “Lender”), the principal sum of Two Hundred Thousand and 00/100 Dollars ($200,000.00) together with interest earned thereon from the date on which funds were initially deposited in the Maker’s bank.  Interest will be earned at the per annum rate equal to ten percent (10%).  Principal and interest are payable as described herein.

Any payment pursuant hereto shall first be applied to principal due and owing at the date of such payment.  Whatever remains after the amount of such principal is deducted from such payment shall be applied to the interest balance due hereunder, and the interest upon that portion of principal so credited shall thereupon cease.

Maker shall have the right, without penalty, to prepay the indebtedness represented hereby in part or in full at any time or times during the term hereof.  Any payment pursuant hereto shall first be applied to principal due and owing at the date of such payment.  Whatever remains after the amount of such principal is deducted from such payment shall be applied to the interest balance due hereunder, and the interest upon that portion of principal so credited shall thereupon cease.

If any payment of principal of and/or accrued interest on this Note is not paid as and when due and payable hereunder, it shall thereupon accrue, and Maker hereby expressly agrees to pay as liquidated damages and not as a penalty, interest on the remaining unpaid balance of principal and accrued but unpaid interest at the rate stated above until all unpaid principal and interest is paid in full.

Notwithstanding anything in the Note to the contrary, Maker hereby agrees that the principal amount of this Note and any interest accrued thereon shall be repaid at the Lender’s option, whenever one of the following events occurs:

(a)	A controlling interest in the Maker is acquired by a third party; or
(b)	October 31, 2011; or
(c)	The Maker receives net cash proceeds from an equity financing of $5,000,000 or more, subsequent to the date of this Note.

In the event any judicial proceedings are instituted to enforce or interpret the rights and obligations of Maker and Lender under this Note, the prevailing party in such proceedings shall be entitled to reasonable attorney’s fees and costs.

This Note and all transactions hereunder and/or evidenced hereby shall be governed by, construed under, and enforced in accordance with the laws of the State of California.  This Note may not be changed, amended or modified orally.  Should any provision of this Note be declared or be determined by any court to be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Note, and the legality, validity and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Maker has caused this Promissory Note to be executed by its duly authorized officer.

VillageEDOCS, Inc.  (Maker)

By:	/s/ K. Mason Conner	.	Date:	.
K. Mason Conner
President and Chief Executive Officer

Agreed:	/s/ C. Alan Williams	Date:

Printed name of Lender:	C. Alan Williams